EXHIBIT 11.1
STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
For the Year Ended December 31, 2006

1	Net income	$288,579,000
2	Total weighted average common shares outstanding-basic	536,215,000
3	Basic earnings per share	$0.54
4	Total weighted average common shares outstanding-diluted	546,791,000
5	Diluted earnings per share	$0.53

Exhibits Page 1